

As filed with the Securities and Exchange Commission on May 12, 2015

Registration No. 333-193182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 7
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Fortress Transportation and Infrastructure Investors LLC
(Exact name of registrant as specified in its charter)

Delaware	6141	32-0434238
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 46th Floor
New York, New York 10105
(212) 798-6100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Cameron D. MacDougall
1345 Avenue of the Americas, 46th Floor
New York, New York 10105
(212) 798-6100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Joseph A. Coco	William M. Hartnett
Michael J. Zeidel	Helene R. Banks
Skadden, Arps, Slate, Meagher & Flom LLP	Cahill Gordon & Reindel LLP
Four Times Square	Eighty Pine Street
New York, New York 10036-6522	New York, New York 10005-1702
(212) 735-3000	(212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)   Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee
Common shares, representing limited liability company interests	23,000,000	$21.00	$483,000,000	$56,125(3)

(1) Includes 3,000,000 common shares that may be sold pursuant to the underwriters' option to purchase additional common shares.
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.
(3) The registration fee for the offering was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

FTAI (FORTRESS) | RR Donnelley ProFile | SWRFBU-MWE-XN06 11.6.18 WRyuraa0dc | 12-May-2015 03:24 EST | 616610 COV 1 | 59*

FORM S-1 | | NYM | 04-May-2015 06:51 EST COMP g82m8B-1.0 | PS PMT 5C



SUBJECT TO COMPLETION, DATED MAY 12, 2015

PRELIMINARY PROSPECTUS



FORTRESS
TRANSPORTATION
& INFRASTRUCTURE

Fortress Transportation and Infrastructure Investors LLC

20,000,000 Common Shares

Representing Limited Liability Company Interests

This is an initial public offering of common shares representing limited liability company interests of Fortress Transportation and Infrastructure Investors LLC. We are selling 20,000,000 of our common shares. After this offering, we will be externally managed by FIG LLC, which is an affiliate of Fortress Investment Group LLC ("Fortress"). Pursuant to the terms of a Management Agreement we have entered into in connection with this offering, FIG LLC, as our Manager, will be responsible for the day-to-day management of our operations, including sourcing, analyzing and executing on asset acquisitions and sales in accordance with our board-approved criteria. See "Our Manager and Management Agreement and Other Compensation Arrangements."

We expect the public offering price to be between $19.00 and $21.00 per share. Currently, no public market exists for the shares. We have been approved to list our common shares on the New York Stock Exchange ("NYSE") under the symbol "FTAI." We will be treated, for U.S. federal income tax purposes, as a partnership and not as an association or a publicly traded partnership taxable as a corporation. See "United States Federal Income Tax Considerations—Taxation of FTAI."

We are an "emerging growth company" as defined under applicable Federal securities laws and have elected to utilize reduced public company reporting requirements. See "Risk Factors—Risks Related to Our Common Shares—We are an emerging growth company within the meaning of the Securities Act, and due to our taking advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common shares could be less attractive to investors."

Investing in our common shares involves risks. See "Risk Factors" beginning on page 28 to read about certain factors you should consider before buying our common shares.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount[1]	$	$
Proceeds Before Expenses to Us	$	$

(1) We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting."

We have granted the underwriters the right for up to 30 days following this offering to purchase up to additional common shares, at the public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares against payment on or about   , 2015.

Joint Book-Running Managers

Citigroup   BofA Merrill Lynch   Barclays

Deutsche Bank Securities   UBS Investment Bank

Co-Managers

JMP Securities   Raymond James   Stephens Inc.

Wolfe Research Securities

The date of this prospectus is   , 2015.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase our common shares. Some information in this prospectus contains forward-looking statements. See "Forward-Looking Statements."

Fortress Transportation and Infrastructure Investors LLC (the "Issuer") is a Delaware limited liability company. Unless the context suggests otherwise, references in this prospectus to "FTAI," the "Company," "we," "us," and "our" refer to the Issuer and its consolidated subsidiaries, including Fortress Worldwide Transportation and Infrastructure General Partnership ("Holdco"). References in this prospectus to the "General Partner" refer to Fortress Transportation and Infrastructure Master GP LLC, the general partner of the Partnership. References in this prospectus to "Fortress" refer to Fortress Investment Group LLC. References in this prospectus to our "Manager" refer to FIG LLC, our Manager and an affiliate of Fortress. All amounts in this prospectus are expressed in U.S. dollars, except where noted, and the financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Our Company

We own and acquire high quality infrastructure and equipment that is essential for the transportation of goods and people globally. We currently invest across four market sectors: aviation, energy, intermodal transport and rail. We target assets that, on a combined basis, generate strong and stable cash flows with the potential for earnings growth and asset appreciation. Our existing mix of assets provides significant cash flows as well as organic growth potential through identified projects. In addition, we believe that there are a large number of acquisition opportunities in our target sectors and that our Manager's expertise and business and financing relationships, together with our access to capital, will allow us to take advantage of these opportunities. We are externally managed by FIG LLC, an affiliate of Fortress, which has a dedicated team of professionals who collectively have acquired over $17 billion in transportation-related assets since 2002. As of December 31, 2014, we had total consolidated assets of $1,404.2 million and total equity capital of $713.5 million. We intend to pay regular quarterly dividends from funds available for distribution.

We believe that market developments around the world are generating significant opportunities for the acquisition of infrastructure and equipment essential to the transportation industry. Global trade growth has consistently outpaced global GDP growth over the last three decades and has fueled a large and growing demand for both cargo and passenger-related transportation infrastructure and equipment. At the same time, significant market dislocations are providing tremendous new investment opportunities. Traditional capital providers such as governments and European banks are not keeping pace with the need for long-term capital to support the industry, and we believe this shortage will continue for years to come. We believe that these factors will enable us to acquire attractive assets and continue to grow our business.

Our operations consist of two primary strategic business units—Infrastructure and Equipment Leasing. Our Infrastructure Business acquires long-life assets or operating businesses that provide mission-critical services or functions to transportation networks and typically have high barriers to entry, strong margins, stable cash flows and upside from earnings growth and asset appreciation driven by increased use and inflation. Our Equipment Leasing Business acquires assets that are designed to carry cargo or people or provide functionality to transportation infrastructure. Transportation equipment is typically long-lived, moveable and leased by us to companies that provide transportation services on either operating leases or finance leases. Our leases generally provide for long-term contractual cash flow with high cash-on-cash yields and may include structural protections to mitigate credit risk. We believe that our existing asset base provides stable cash flow generation with over half of our revenue contracted and the remainder coming from markets with stable or growing demand outlook. We currently expect to generate approximately $140 million in contracted cash flow in 2015 from our existing assets.

Our goal is to increase our earnings, cash flows and distributions by acquiring a diverse mix of transportation infrastructure and equipment that combine to deliver significant cash flow and upside potential. We target sectors that we believe enjoy strong long-term growth potential and proactively seek investment opportunities within those sectors that we believe have the best risk-adjusted return. We take an opportunistic approach—targeting assets that are distressed or undervalued, or where we believe we can add value through active management, without heavy reliance on the use of financial leverage to generate returns. We also seek to develop incremental opportunities to deploy capital through follow-on investments in our existing assets in order to grow our earnings and create value. As of December 31, 2014, our leverage on a weighted basis across our existing portfolio is approximately 24% of our total capital. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.

The charts below illustrate our existing assets, and our equity deployed in acquiring these assets separated by reporting segment as of December 31, 2014.



Percentage of Total Assets by Reportable Segment
(As of December 31, 2014)

2.2%
22.2%
51.8% —
15.3%
8.4%

Jefferson Terminal   Railroad
Aviation Leasing   Offshore Energy   Shipping Containers

Percentage of Total Equity Capital by Reportable Segment
(As of December 31, 2014)

1.6%
36.6%
35.4% —
7.9%
18.5%

Jefferson Terminal   Railroad
Aviation Leasing   Offshore Energy   Shipping Containers

Note:

- Excludes $13.9 million of assets and $6.5 million of equity reflected in our corporate operating segment.
- Jefferson Terminal and Railroad are included in our Infrastructure Business and Aviation Leasing, Offshore Energy and Shipping Containers are included in our Equipment Leasing Business.

Dividends

We view FTAI as a total return investment comprised of current yield and consistent dividend growth. We currently intend to pay regular quarterly dividends and to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "Dividend Policy." For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly distributions to our investors that have grown consistently over time. We currently target an annual growth rate of at least 10% for our regular dividends. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations,



Our Strategy

We invest across a number of major sectors within the transportation industry, including aviation, energy, intermodal transport and rail, and we may pursue acquisitions in other areas as and when they arise in the future. In general, we seek to own a diverse mix of high quality infrastructure and equipment within our target sectors that generate predictable cash flows, in markets that we believe provide the potential for strong long-term growth and attractive returns on deployed capital. We believe that by investing in a diverse mix of assets across sectors, we can select from among the best risk-adjusted investment opportunities, while avoiding overconcentration in any one segment, further adding to the stability of our business. We target total returns, or IRRs, of 15% to 25% with the use of what we believe to be reasonable leverage. From our inception in June 2011 to December 31, 2014, the IRR for our assets (calculated before overhead expenses and before any management fee or incentive allocation) was 18%.

We take a proactive investment approach—identifying key secular trends as they emerge within our target sectors and then pursuing what we believe are the most compelling opportunities within those sectors. We look for unique investments, including assets that are distressed or undervalued, or where we believe that we can add value through active management. We consider investments across the size spectrum, including smaller opportunities often overlooked by other investors, particularly where we believe we may be able to grow the investment over time. We believe one of our strengths is our ability to create attractive follow-on investment opportunities and deploy incremental capital within our existing portfolio. We have several such opportunities currently identified, including significant potential for future investment at our Jefferson Terminal, as discussed below.

Within each sector, we consider investments in operating infrastructure as well as in equipment that we lease to operators. Within the rail sector, for example, we target rail lines and rail terminals (which we classify as infrastructure) as well as railcars (which on a stand-alone basis we classify as leasing equipment). We believe that as owners of both infrastructure and equipment assets, we have access to more opportunities and can be a more attractive counterparty to the users of our assets. Our Manager has significant prior experience in all of our target sectors, as well as a network of industry relationships, that we believe positions us well to make successful acquisitions and to actively manage and improve operations and cash flow of our existing and newly-acquired assets. These relationships include senior executives at lessors and operators, end users of transportation and infrastructure assets, as well as banks, lenders and other asset owners.

Currently, our Equipment Leasing Business accounts for approximately 63% of our book equity. Longer-term, we expect that approximately half of our equity capital will be deployed in Equipment Leasing assets, and approximately half will be deployed in Infrastructure assets. We have a robust current pipeline of potential acquisition opportunities representing approximately $1.5 billion in equity capital. Of this current pipeline, approximately 30% of potential opportunities are Aviation-related, including aircraft, engines and airports; approximately 25% are Offshore Energy-related, including energy service companies; and the remainder includes opportunities for intermodal, rail and port-related investments. As of the date of this prospectus, we have not reached a binding agreement regarding any of these potential acquisition opportunities. Each opportunity is subject to, among other things, due diligence, further negotiations and entry into definitive documentation, and our ability to consummate any of these potential opportunities is subject to a number of additional factors and conditions.



Market Sectors

Aviation

According to International Air Transport Association (the "IATA"), global demand for passenger traffic has grown at an average annual rate of 5.5% over the past two decades, outpacing global GDP of 3.0% in the same period. According to the International Civil Aviation Organization, aviation passenger traffic (measured in passenger kilometers) has increased at approximately a 4.6% compound annual growth rate from 2004 to 2013.

Our Strengths

Strong Contracted Cash Flows Plus Growth Potential—We target a diverse mix of transportation infrastructure and equipment that delivers, on a combined basis, significant and predictable current cash flows plus the potential for earnings growth and asset appreciation. Our current portfolio includes assets in the aviation, energy, intermodal transport and rail sectors. Substantially all of our equipment assets are subject to ongoing leases providing stable operating cash flows equal to a significant percentage of the purchase price of our assets. Our holdings also include value-add infrastructure projects where we expect to be able to generate strong earnings and cash flow growth through development and asset repositioning. We expect our future investments to continue to deliver a mix of current cash flow and growth potential.

Opportunistic Investment Approach—We take an opportunistic approach to buying and managing assets—targeting assets that are distressed or undervalued, or where we believe we can add value through active management. We also try to develop incremental opportunities to deploy significant amounts of capital through follow-on investments in our existing assets in order to drive cash flow and growth. In these ways, we seek to deliver attractive returns on our portfolio without heavy reliance on financial leverage. As of December 31, 2014, our leverage on a weighted basis across our existing portfolio is approximately 24% of our total capital. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.

Experienced Investment Team—Our Manager is an affiliate of Fortress, a leading, diversified global investment firm with approximately $67.5 billion under management as of December 31, 2014. Founded in 1998, Fortress manages assets on behalf of over 1,500 institutional clients and private investors worldwide across a range of private equity, credit, liquid hedge funds and traditional asset management strategies. Over the last ten years, Fortress has been one of the industry's most active investors in transportation-related infrastructure and equipment globally. The Fortress team of investment professionals, currently led by Joseph Adams, has over fifty years of combined experience in acquiring, managing and marketing transportation and infrastructure assets. The team has been working directly together for over ten years and has collectively invested almost $3 billion in equity capital and purchased over $17 billion in transportation and infrastructure assets since 2002. Some of our Manager's prior transactions include the creation of Aircastle Ltd., one of the world's leading aircraft lessors; SeaCube Container Leasing Ltd., one of the world's largest container lessors; RailAmerica Inc., a leading short-line rail operator; and Global Signal Inc., an owner operator and lessor of towers and other communication structures for wireless communications. Aircastle Ltd., SeaCube Container Leasing Ltd., RailAmerica Inc. and Global Signal Inc. generated total returns (and IRRs) of 40% (5%), 153% (48%), 83% (23%) and 229% (61%), respectively, for public investors that purchased shares in the initial public offering and retained those shares until sale or in the case of Aircastle Ltd continue to own.

Extensive Relationships with Experienced Operators—Through our Manager, we have numerous relationships with operators across the transportation industry. We typically seek to partner and often co-invest with experienced operators and owners when making acquisitions, and our existing relationships enable us not only to source opportunities, but also to maximize the value of each asset post-closing. Our strategy is to actively manage our investments to improve operations, grow cash flows and develop incremental investment opportunities.

We Plan to Pay and Grow Our Dividends—We view FTAI as a total return investment comprised of current yield and consistent dividend growth. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly distributions to our investors that have grown consistently over time. We intend to continue paying regular quarterly dividends to our shareholders from funds available for distribution, and we currently target an annual growth rate of at least 10% for our regular dividends. We currently intend to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily




to fund our future acquisitions and opportunities. Our ability to pay dividends will also be subject to certain risks and limitations. As a public company, there can be no assurance that we will pay dividends in the future in amounts or on a basis consistent with prior distributions to our investors, if at all. See "—Our Organizational Structure" for information regarding our organization structure following the consummation of this offering and "Dividend Policy."

Existing Portfolio

The following is a summary of our existing portfolio within our two primary strategic business units (Infrastructure and Equipment Leasing), with detail provided for each of our five reportable segments:

- *Infrastructure (approximately 37.0% of equity within our reportable segments as of December 31, 2014)*—We own transportation infrastructure in the rail and energy sectors, including a multi-modal crude oil and refined products terminal in Beaumont, Texas with a significant rail component and a short line railroad that operates from Maine to Montreal. These operations are included within our Jefferson Terminal and Railroad reportable segments, respectively.

  - *Jefferson Terminal (approximately 35.4% of equity within our reportable segments as of December 31, 2014)*—On August 27, 2014, we acquired a 60% equity interest in Jefferson Refinery, LLC ("Jefferson"), an energy infrastructure company that is developing a large multi-modal crude oil and refined products logistics terminal at the Port of Beaumont, Texas and also owns several other key assets involved in the transportation and processing of crude oil and related products. Jefferson Terminal's unique location close to Port Arthur enjoys direct rail service from three Class I railroads, and is adjacent to four major oil refineries with the capacity for processing over 1.5 million barrels of oil per day, the largest concentration of refineries in North America by capacity. Jefferson Terminal provides key logistics services to nearby refineries, supplying them with the capability to unload inbound crude, and load outbound refined products, by rail, truck, barge or ship. In the future, we expect to be able to provide direct pipeline connections to nearby refineries and storage hubs. Jefferson Terminal has the capacity to handle a total of 230,000 barrels per day of free-flowing crude oil and bitumen, primarily by rail, and offers on-site storage and blending services. We believe Jefferson Terminal is ideally positioned to take advantage of growing demand for rail unloading, storage and dock capacity on the U.S. Gulf Coast, where refineries are shifting from imported waterborne barrels to cheaper domestic (U.S. and Canadian) sources of crude. We expect Jefferson's attractive location and comprehensive multi-modal capabilities will result in stable and growing demand from refiner customers in the region. Furthermore, Jefferson provides significant organic growth opportunities from identified projects. We currently expect to deploy significant additional capital at Jefferson to increase truck, tank and rail assets and capacity, build out dock capacity to handle Canadian crude exports, and develop pipeline connections to a nearby refinery.

  - *Railroad (approximately 1.6% of equity within our reportable segments as of December 31, 2014)*—We acquired certain assets and assumed certain liabilities of the Montreal, Maine & Atlantic Railroad ("MM&A"), which we have renamed the Central Maine & Quebec Railroad (the "CMQR", or the "Line"), out of bankruptcy in May and June 2014. The CMQR is a 480-mile Class II railroad that runs from Montreal to the east coast of Maine, primarily transporting pulp and paper, construction products and chemicals. The CMQR offers the most direct route from ports in Montreal and on the East Coast of the U.S. to manufacturers and other customers in Maine and Quebec. We believe that CMQR represents an investment in critical infrastructure with a captive customer base at an attractive valuation and significant growth potential.

- *Equipment Leasing (approximately 63.0% of equity within our reportable segments as of December 31, 2014)*—We own transportation equipment that we lease out to customers in the following reportable segments: Aviation Leasing, Offshore Energy and Shipping Containers.



FTAI (FORTRESS)	RR Donnelley ProFile	NY8690AC622947 11.6.18	SWRcolba0nd	12-May-2015 06:21 EST		616610 TX 9.1	2*
FORM S-1			NYM	04-May-2015 06:51 EST	COMP	PS PMT	1C

- *Aviation Leasing (approximately 36.6% of equity within our reportable segments as of December 31, 2014)*—We own thirteen commercial aircraft—10 Boeing passenger aircraft (seven

737s, one 757 and two 767s) and three Airbus passenger aircraft (A320s)—that are each on long-term leases. We also own 27 commercial jet engines that are compatible with Boeing 737, 747, 757 and 767 aircraft models. Our engines are primarily on short-term leases with various airlines located around the globe. Our aviation portfolio is currently unlevered. As of December 31, 2014, 13 of our commercial jet engines, and all of our commercial aircraft, were leased to operators or other third parties. Aviation assets currently off lease are either undergoing repair and/or maintenance, or are currently held in short term storage awaiting a future lease. On an equity-weighted basis, our aviation equipment was approximately 93% utilized as of March 31, 2015. Our aircraft assets currently have a weighted average remaining lease term of 33 months, and our engine assets currently have an average remaining lease term of 13 months. In each case, we work closely with our existing customers to extend current leases, thus avoiding downtime and remarketing costs.

- *Offshore Energy (approximately 18.5% of equity within our reportable segments as of December 31, 2014)*—We have four offshore energy investments, including one ROV support vessel, one AHTS vessel, one construction support vessel and one IMR vessel that is under construction. Our assets in our Offshore Energy segment are subject to long-term charters, whereby the operator assumes the operating expense and utilization risk for the vessels. The locally based operators with whom we partner operate our vessels for large energy companies, some of whom are national oil companies. Our Offshore Energy assets are leased to operators or other third parties and only one vessel is levered. The lease for the ROV support vessel expires in April 2019, the lease for the AHTS vessel expires in November 2023, the lease for the construction support vessel expires in July 2015 and the lease for the IMR vessel expires in December 2023.

- *Shipping Containers (approximately 7.9% equity within our reportable segments as of December 31, 2014)*—We own, either directly or through a joint venture, interests in approximately 152,000 maritime shipping containers and related equipment. All of our shipping containers are on long-term leases to various shipping companies located around the globe, primarily on a finance lease basis with required or bargain purchase obligations. As of December 31, 2014, our shipping container portfolio was approximately 71% levered on a weighted-average basis. The weighted average remaining lease term for these assets is 2.3 years.

Recent Developments

Preliminary Estimated Results for the Three Months Ended March 31, 2015. For the three months ended March 31, 2015, we expect to report total revenues in the range of $33.0 million to $35.0 million, comprised of Equipment Leasing revenues in the range of $22.5 million to $23.5 million and Infrastructure revenues in the range of $10.5 million to $11.5 million. For the three months ended March 31, 2015, we expect to report Funds Available for Distribution ("FAD") in the range of $13.4 million to $14.4 million.

FAD is a non-GAAP measure and management views FAD as a useful metric for investors, analysts and management in evaluating the ability of our business to generate sufficient cash to support our decisions to make distributions to our investors pursuant to our stated dividend policy disclosed in this prospectus. FAD is defined as cash from operating activities plus (i) principal collections on finances leases, (ii) proceeds from the sale of assets, (iii) return of capital distributions from unconsolidated entities, less (i) payments on debt, and (ii) capital distributions to non-controlling interests, and excludes changes in working capital. For the quarter ended March 31, 2015, capital distributions to members were approximately $24 million. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "Dividend Policy." See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity" for a further discussion of FAD, including its potential limitations as a liquidity measure.



	Three Months Ended March 31, 2015	
	Low	High
	(unaudited) Range (in thousands)	
Cash from Operating Activities	$ 5,750	$ 6,750
Add: Principal Collections on Finance Leases	2,750	3,100
Add: Proceeds from the Sale of Assets	100	150
Add: Return of Capital Distributions from Unconsolidated Entities	875	975
Less: Payments on Debt	(3,750)	(4,750)
Less: Capital Distributions to Non-Controlling Interests	—	(200)
Exclude: Changes in Working Capital	7,675	8,375
Funds Available for Distribution (FAD)(1)	$13,400	$14,400

(1) Includes an expected FAD impact attributable to our Jefferson Terminal segment for the three months ended March 31, 2015 in the range of $(4) million to $(5) million. FAD does not include equity capital called from existing limited partners, proceeds from this offering, proceeds from any debt issuance, historical cash and cash equivalents and expected investments in our operations. For the quarter ended March 31, 2015, capital distributions to members were approximately $24 million.

2
3
4

Our preliminary estimates of the corresponding GAAP operating, investing and financing measures are as follows:

	Three Months Ended March 31, 2015	
	Low	High
	(Unaudited) Range (in thousands)	
Cash from operating activities	$ 5,750	$ 6,750
Cash from investing activities	(36,150)	(35,150)
Cash from financing activities	44,125	45,125

We have provided ranges, rather than specific amounts, for the preliminary results described above primarily because our financial closing procedures for the three months ended March 31, 2015 are not yet complete and, as a result our final results upon completion of our closing procedures may vary from the preliminary estimates. These estimates were prepared by and are the responsibility of our management, based upon a number of assumptions, in connection with the preparation of our financial statements. Additional items that may require material adjustments to the preliminary financial information may be identified. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update this information. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies," "Risk Factors—Risks Relating to Our Business" and "Forward-Looking Statements."

PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Repauno Acquisition. On March 16, 2015 we entered into an agreement to acquire a private, inactive port facility located on the Delaware River in Gibbstown, New Jersey, which we refer to as our "Repauno" investment. We plan to develop Repauno into a multi-use terminal with potential uses to include an auto import facility, perishables and bulk warehouses and an energy storage and handling facility. Our obligation to purchase

terminal to spur regional economic activity. We have initially identified 196 acres of Repauno as developable, and we intend to utilize the existing infrastructure for our development plans, including constructing refrigerated warehouses for perishable goods, building a dock and using remaining acreage for additional warehouse space, bulk storage and a liquid natural gas facility. In addition, Repauno includes an underground cavern which can store approximately 8 million gallons, which we believe can be repurposed to store liquid bulk products.

Once redeveloped, we believe Repauno will offer new, state of the art port and cargo handling facilities in contrast to the antiquated, less efficient facilities located in the Philadelphia region.

Acquisition Pipeline. In addition to our current investment portfolio, we have been and continue to be active in evaluating and pursuing various attractive acquisition opportunities. We are currently evaluating over $1.5 billion (measured by equity capital) of potential Infrastructure and Equipment Leasing acquisitions. Of this current pipeline, approximately 30% of potential opportunities are Aviation-related, including aircraft, engines and airports; approximately 25% are Offshore Energy-related, including energy service companies; and the remainder includes opportunities for intermodal, rail and port-related investments. These opportunities are in varying stages of development from preliminary diligence, to submission of a nonbinding offer, and through delivery of a non-binding letter of intent and negotiation of key terms. However, as of the date of this prospectus, we have not reached a binding agreement regarding any of these potential acquisition opportunities. Each opportunity is subject to, among other things, due diligence, further negotiations and entry into definitive documentation, and our ability to consummate any of these potential opportunities is subject to a number of additional factors and conditions. We plan to use the net proceeds from this proposed offering to help fund this acquisition pipeline.



There can be no assurance that we will be successful in acquiring any such assets or, if acquired, that they will generate returns meeting our expectations, or at all.

Capital Availability. As of December 31, 2014, we had a total of $402.2 million of capital availability remaining under our partnership agreements (including $105.9 million of prior distributions subject to recall pursuant to the terms of the partnership agreement of Holdco (the "Partnership Agreement")). Following the consummation of this offering, we will no longer be entitled to any capital contributions from our partners. Including capital called from our limited partners prior to the consummation of this offering, we will have received approximately $251.4 million of net equity capital from our limited partners since December 31, 2014. As a result, immediately following the consummation of this offering, we will have available cash of $595.5 million (or $651.7 million if the underwriters exercise their option to purchase in full). We expect to use these funds, together with a combination of revenues from our leasing activities (net of operating expenses), debt borrowings, distributions received from unconsolidated investees and proceeds from the sale of assets, to make new acquisitions and fund growth projects in our existing asset base including those identified above.

Our Manager and Management Agreement and Other Compensation Arrangements

We have entered into a Management Agreement with our Manager, an affiliate of Fortress, effective upon completion of this offering, pursuant to which our Manager provides for the day-to-day management of our operations.

Pursuant to the terms of our Management Agreement, our Manager provides us with a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. Our Manager's duties include: (i) performing all of our day-to-day functions, (ii) determining investment criteria in accordance with the broad investment guidelines adopted by our board of directors, (iii) sourcing, analyzing and executing on acquisitions and sales, (iv) performing ongoing commercial management of the portfolio, and (v) providing financial and accounting management services.



Type	Description
Termination Fee	If we terminate the Management Agreement, we will generally be required to pay the Manager a termination fee. The termination fee is equal to the amount of the management fee during the 12 months immediately preceding the date of the termination.
Incentive Allocation Fair Value Amount	An Incentive Allocation Fair Value Amount will be payable to the General Partner if the General Partner is removed due to the termination of our Management Agreement in certain specified circumstances. The Incentive Allocation Fair Value Amount is an amount equal to the Income Incentive Allocation and the Capital Gains Incentive Allocation that would be paid to the General Partner if our assets were sold for cash at their then current fair market value (as determined by an appraisal, taking into account, among other things, the expected future value of the underlying investments).
Future Grants of Options to Our Manager	After this offering, upon the successful completion of an offering of our common shares or other equity securities (including securities issued as consideration in an acquisition), we will grant our Manager options to purchase common shares in an amount equal to 10% of the number of common shares being sold in the offering (or if the issuance relates to equity securities other than our common shares, options to purchase a number of common shares equal to 10% of the gross capital raised in the equity issuance divided by the fair market value of a common share as of the date of issuance), with an exercise price equal to the offering price per share paid by the public or other ultimate purchaser or attributed to such securities in connection with an acquisition (or the fair market value of a common share as of the date of the equity issuance if it relates to equity securities other than our common shares). Any ultimate purchaser of common shares for which such options are granted may be an affiliate of Fortress. For the avoidance of doubt, this initial public offering of our common shares will not constitute an offering for purposes of this provision.

Summary Risk Factors

Our business is subject to risks, as discussed more fully in the section entitled "Risk Factors" beginning on page 28. You should carefully consider all of the risks discussed in the "Risk Factors" section before investing in our common shares. In particular, the following risks, among others, may have an adverse effect on our business, which could cause a decrease in the price of our common shares and result in a loss of all or a portion of your investment:

- We are reliant on FIG LLC, our Manager, and other key personnel at Fortress and there are conflicts of interest in our relationship with our Manager;



SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following tables summarize the consolidated financial information of the Company. The Company is a recently-formed limited liability company that has not, to date, conducted any activities other than those incident to its formation and its ownership of Holdco, which have been deemed immaterial and therefore are not presented in the summary historical consolidated financial data.

The summary consolidated statement of operations data for the years ended December 31, 2014 and 2013, and the summary consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from our audited financial statements.

The unaudited pro forma combined financial information has been prepared to reflect adjustments to our historical consolidated financial information that are (i) directly attributable to the Pro Forma Transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on our results. However, such adjustments are estimates based on certain assumptions and may not prove to be accurate. Information regarding these adjustments is subject to risks and uncertainties that could cause actual results to differ materially from our unaudited pro forma combined financial information.

The unaudited pro forma combined financial information gives effect to the following (the "Pro Forma Transactions"):

- the acquisition of Montreal, Maine and Atlantic Railway Ltd. ("MM&A—U.S.") and Montreal, Maine and Atlantic Canada Co ("MM&A—Canada") on May 15, 2014 and June 30, 2014, respectively, which are accounted for as business combinations. The acquired businesses were renamed as CMQR subsequent to the acquisition;

- the acquisition of a 60% interest in Jefferson Terminal on August 27, 2014, which was accounted for as a business combination and the financing under the new credit facility entered into in connection with such acquisition;

- the management fee payable to the Manager and the incentive compensation allocable to the General Partner following this offering; and

- the issuance of common shares to the Initial Shareholders immediately prior to this offering in exchange for existing membership interests in the Company.

The unaudited pro forma combined statement of operations for the year ended December 31, 2014 gives effect to the Pro Forma Transactions as if they had occurred as of January 1, 2014. The unaudited pro forma combined balance sheet as of December 31, 2014 gives effect to the Pro Forma Transactions, as if they had occurred on December 31, 2014.



The following summary historical consolidated and unaudited pro forma combined financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined Financial Information," and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	PRO FORMA (UNAUDITED)	HISTORICAL	
	Year ended December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2013
Statement of Operations data:			
Equipment leasing revenues	$ 45,154	$ 43,984	$ 19,530
Infrastructure revenues	21,021	13,946	—
Total revenues	66,175	57,930	19,530
Operating expenses	34,542	27,223	3,157
General and administrative [1]	39,739	2,007	805
Acquisition and transaction expenses	310	11,450	260
Management fees to affiliate	9,255	5,463	2,211
Depreciation and amortization	21,266	15,998	3,909
Interest expense [2]	14,963	5,872	2,816
Total expenses	120,075	68,013	13,158
Equity in earnings of unconsolidated entities, net	6,093	6,093	10,325
Gain on sale of equipment, net	1,403	7,576	2,415
Gain on sale of unconsolidated entity	—	—	6,144
Interest income	186	186	23
Other income (expense)	(4,519)	20	—
Total other income	3,163	13,875	18,907
(Loss) Income before income taxes	(50,737)	3,792	25,279
Provision for income taxes	874	874	—
Net (loss) income	(51,611)	2,918	25,279
Less: Net (loss) income attributable to non-controlling interest in consolidated subsidiaries	(24,312)	(4,862)	458
Net (loss) income attributable to members	$ (27,299)	$ 7,780	$ 24,821
Unaudited (loss) earnings per share, basic and diluted, as adjusted for the Reorganization	(0.51)	0.15	0.46
Unaudited weighted average shares outstanding, basic and diluted, as adjusted for the Reorganization	53,502,873	53,502,873	53,502,873
Adjusted Net Income [3]		$ 20,657	$ 25,081
Adjusted EBITDA [4]		$ 89,313	$ 70,397

(1) The increase in pro forma general and administrative expense as compared to historical periods is primarily attributable to approximately $37 million in general and administrative expenses incurred by Jefferson Terminal during its pre-acquisition period in 2014.

(2) The increase in pro forma interest expense as compared to historical periods is primarily attributable to reflecting the interest expense associated with the $100 million term loan from Morgan Stanley Senior Funding, Inc., entered into in connection with the Jefferson Terminal acquisition as if the term loan has been outstanding since January 1, 2014. The term loan has a variable interest rate, which is calculated as 9% at the date of acquisition.



	PRO FORMA (UNAUDITED)	HISTORICAL	
	Year ended December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2013
Balance Sheet data:			
Total assets	$1,404,201	$1,404,201	$278,647
Debt obligations	592,267	592,867	73,388
Total liabilities	690,704	690,704	82,763
Total members' equity	713,497	713,497	195,884

(3) Adjusted Net Income is defined as net income attributable to members, adjusted (a) to exclude the impact of provision for income taxes, equity-based compensation expense, acquisition and transaction expenses, losses on the modification or extinguishment of debt and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, and equity in earnings of unconsolidated entities; (b) to include the impact of cash tax payments, our pro-rata share of the Adjusted Net Income from unconsolidated entities (collectively "Adjusted Net Income"); and (c) to exclude the impact of the non-controlling share of Adjusted Net Income. The Company evaluates investment performance for each reportable segment primarily based on Adjusted Net Income. The Company believes that net income attributable to members as defined by GAAP is the most appropriate earnings measurement, with which to reconcile Adjusted Net Income.

	Year Ended December 31, 2014	Year Ended December 31, 2013
	(in thousands)	
Net Income attributable to members	$ 7,780	$ 24,821
Add: Provision for income taxes	874	—
Add: Equity-based compensation expense	1,265	—
Add: Acquisition and transaction expenses	11,450	260
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	—
Add: Changes in fair value of non-hedge derivative instruments	25	—
Add: Asset impairment charges	—	—
Add: Pro-rata share of Adjusted Net Income from unconsolidated entities [5]	6,155	10,325
Less: Cash tax payments	(274)	—
Less: Equity in earnings of unconsolidated entities	(6,093)	(10,325)
Less: Non-controlling share of Adjusted Net Income [6]	(525)	—
Adjusted Net Income	**$20,657**	**$ 25,081**

(4) Adjusted EBITDA is defined as net income attributable to members, adjusted (a) to exclude the impact of provision for income taxes, equity-based compensation expense, acquisition and transaction expenses, losses on the modification or extinguishment of debt and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, depreciation and amortization expense, and interest expense; (b) to include the impact of principal collections on direct finance leases (collectively, "Adjusted EBITDA") and pro-rata share of the Adjusted EBITDA from unconsolidated entities; and (c) to exclude the impact of equity in earnings of unconsolidated entities and the non-controlling share of Adjusted EBITDA.



	Year Ended December 31, 2014	Year Ended December 31, 2013
	(in thousands)	
Net Income attributable to members	$ 7,780	$ 24,821
Add: Provision for income taxes	874	—
Add: Equity-based compensation expense	1,265	—
Add: Acquisition and transaction expenses	11,450	260
Add: Losses on the modification or extinguishment of debt and capital lease obligations	—	—
Add: Changes in fair value of non-hedge derivative instruments	25	—
Add: Asset impairment charges	—	—
Add: Depreciation & amortization expense	18,692	3,909
Add: Interest expense	5,872	2,816
Add: Principal collections on direct finance leases	11,931	8,263
Add: Pro-rata share of the Adjusted EBITDA from unconsolidated entities [7]	40,014	40,898
Less: Equity in earnings of unconsolidated entities	(6,093)	(10,325)
Less: Non-controlling share of Adjusted EBITDA [8]	(2,497)	(245)
Adjusted EBITDA	**$89,313**	**$ 70,397**

(5)   Pro-rata share of Adjusted Net Income from unconsolidated entities includes the Company's proportionate share of the unconsolidated entities' net income adjusted for the excluded and included items detailed in the table above. Included in the year ended December 31, 2014 is $62 of loss on extinguishment of debt.

(6)   Non-controlling share of Adjusted Net Income is comprised of the following:

	Year Ended December 31, 2014	Year Ended December 31, 2013
	(in thousands)	
Non controlling share of equity based compensation	$454	$—
Non controlling share of income tax benefit	71	—
Non-controlling share of Adjusted Net Income	$525	$—

(7)   Pro-rata share of the Adjusted EBITDA from unconsolidated entities is comprised of the following:

	Year Ended December 31, 2014	Year Ended December 31, 2013
	(in thousands)	
Net income [a]	$ 5,876	$10,082
Interest expense	2,561	4,199
Depreciation and amortization	1,232	2,189
Principal collections on finance leases	30,345	24,428
Pro-rata share of the Adjusted EBITDA from unconsolidated entities	$40,014	$40,898

(a)   Our pro-rata share of net income from investments in unconsolidated entities differs from our earnings from equity method investments. Earnings from equity method investments exclude premium amortization and include interest expense paid to affiliates. Pro-rata share of net income from investments in unconsolidated entities includes loss on extinguishment of debt.

24



(8) Non-controlling share of Adjusted EBITDA is comprised of the following:

	Year Ended December 31, 2014	Year Ended December 31, 2013
	(in thousands)	
Non controlling share of equity based compensation	$ 454	$ —
Non controlling share of income tax benefit	71	—
Non controlling share of interest expense	642	104
Non controlling share of depreciation and amortization	1,330	141
Non-controlling share of Adjusted EBITDA	$2,497	$ 245

FTAI (FORTRESS)   RR Donnelley ProFile   NY0146AC399756   SWRwebsi0nd   12-May-2015 06:22 EST   616610 TX 26   42*
                                                 11.6.18
FORM S-1   START PAGE   NYM   04-May-2015 06:51 EST   COMP   PS   PMT   1C

THE OFFERING

Common shares we are offering .... 20,000,000 shares.

Common shares to be issued and
outstanding after this offering .... 73,502,873 shares (76,502,873 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds .... We intend to use the net proceeds to us from this offering, together with our other sources of capital and liquidity, for the acquisition of new assets in the sectors in which we currently invest—aviation, energy, intermodal transport and rail—as well as to opportunistically acquire assets across the entire transportation and transportation-related infrastructure and equipment market. In addition, we intend to use the net proceeds for follow-on investments in our existing assets, working capital and other general corporate purposes.



Dividend policy .... We intend to pay regular quarterly dividends to holders of our common shares out of assets legally available for this purpose. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. We currently intend to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject. See "Dividend Policy."

Risk factors .... See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Tax .... Skadden, Arps, Slate, Meagher & Flom LLP has acted as our counsel in connection with this offering. At the closing of this offering, Skadden, Arps, Slate, Meagher & Flom LLP will deliver to us an opinion that, under current law, FTAI will be treated, for U.S. federal income tax purposes, as a partnership and not as an association or a publicly traded partnership taxable as a corporation. Accordingly, our shareholders will be required to report and pay tax currently on their allocable share of our income for U.S. federal income tax purposes, regardless of whether any cash or other dividends are paid to them. See "United States Federal Income Tax Considerations—Taxation of FTAI."

Risks Related to Taxation

In addition to the following risk factors, please see "United States Federal Income Tax Considerations" for a more complete discussion of certain expected U.S. federal income tax considerations applicable to the purchase, ownership and disposition of common shares.

Shareholders may be subject to U.S. federal income tax on their share of our taxable income, regardless of whether they receive any cash dividends from us.

So long as we would not be required to register as an investment company under the Investment Company Act of 1940 if we were a U.S. Corporation and 90% of our gross income for each taxable year constitutes "qualifying income" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), on a continuing basis, FTAI will be treated, for U.S. federal income tax purposes, as a partnership and not as an association or publicly traded partnership taxable as a corporation. Shareholders may be subject to U.S. federal, state, local and possibly, in some cases, non-U.S. income taxation on their allocable share of our items of income, gain, loss, deduction and credit (including our allocable share of those items of Holdco or any other entity in which we invest that is treated as a partnership or is otherwise subject to tax on a flow through basis) for each of our taxable years ending with or within their taxable year, regardless of whether they receive cash dividends from us. Shareholders may not receive cash dividends equal to their allocable share of our net taxable income or even the tax liability that results from that income.

In addition, certain of our holdings, including holdings, if any, in a Controlled Foreign Corporation ("CFC") or a Passive Foreign Investment Company ("PFIC"), may produce taxable income prior to our receipt of cash relating to such income, and shareholders subject to U.S. federal income tax will be required to take such income into account in determining their taxable income.

Under our operating agreement, in the event of an inadvertent partnership termination in which the Internal Revenue Service ("IRS") has granted us limited relief, each shareholder also is obligated to make such adjustments as are required by the IRS to maintain our status as a partnership. Such adjustments may require shareholders to recognize additional amounts in income during the years in which they have held common shares. We may also be required to make payments to the IRS. See "United States Federal Income Tax Considerations—Taxation of FTAI."

Tax gain or loss on a sale or other disposition of our common shares could be more or less than expected.

If a sale of our common shares by a shareholder is taxable in the United States, the shareholder will recognize gain or loss equal to the difference between the amount realized by such shareholder on such sale and such shareholder's adjusted tax basis in those shares. Prior distributions to such shareholder in excess of the total net taxable income allocated to such shareholder, which will have decreased such shareholder's adjusted tax basis in its shares, will effectively increase any gain recognized by such shareholder if the shares are sold at a price greater than such shareholder's adjusted tax basis in those shares, even if the price is less than their original cost to such shareholder. A portion of the amount realized, whether or not representing gain, may be treated as ordinary income to such shareholder. See "United States Federal Income Tax Considerations—Consequences to U.S. Holders—Disposition of Common Shares."

Our ability to make distributions depends on our receiving sufficient cash distributions from our subsidiaries, and we cannot assure our shareholders that we will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.

Our subsidiaries may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, our funds available for distribution is indirectly reduced by such taxes, and the post-tax return to our shareholders is similarly reduced by such taxes.

45



If substantially all of the U.S. source rental income derived from aircraft or ships used to transport passengers or cargo in international traffic ("U.S. source international transport rental income") of any of our non-U.S. corporate subsidiaries is attributable to activities of personnel based in the United States, such subsidiary could be subject to U.S. federal income tax on a net income basis at regular tax rates, rather than at a rate of 4% on gross income, which would adversely affect our business and result in decreased funds available for distribution to our shareholders.

We expect that the U.S. source international transport rental income of our non-U.S. subsidiaries generally will be subject to U.S. federal income tax, on a gross income basis, at a rate of not in excess of 4% as provided in Section 887 of the Code. If, contrary to expectations, any of our non-U.S. subsidiaries that is treated as a corporation for U.S. federal income tax purposes did not comply with certain administrative guidelines of the IRS, such that 90% or more of such subsidiary's U.S. source international transport rental income were attributable to the activities of personnel based in the United States (in the case of bareboat leases) or from "regularly scheduled transportation" as defined is such administrative guidelines (in the case of time-charter leases), such subsidiary's U.S. source rental income would be treated as income effectively connected with a trade or business in the United States. In such case, such subsidiary's U.S. source international transport rental income would be subject to U.S. federal income tax at a maximum rate of 35%. In addition, such subsidiary would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%. The imposition of such taxes would adversely affect our business and would result in decreased funds available for distribution to our shareholders.

Our subsidiaries may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

Our subsidiaries may be subject to income, withholding or other taxes in certain non-U.S. jurisdictions by reason of their activities and operations, where their assets are used, or where the lessees of their assets (or others in possession of their assets) are located, and it is also possible that taxing authorities in any such jurisdictions could assert that our subsidiaries are subject to greater taxation than we currently anticipate. For example, a portion of certain of our non-U.S. corporate subsidiaries' income is treated as effectively connected with a U.S. trade or business, and is accordingly subject to U.S. federal income tax. It is possible that the IRS could assert that a greater portion of any such non-U.S. subsidiaries' income is effectively connected income that should be subject to U.S. federal income tax.

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of our shareholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Prospective investors should be aware that the U.S. federal income tax rules are constantly under review by persons involved in the legislative process, the IRS, and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in our common shares may be modified by administrative, legislative or judicial interpretation at any time, possibly on a retroactive basis, and any such action may affect our investments and commitments that were previously made, and could adversely affect the value of our shares or cause us to change the way we conduct our business.

Our organizational documents and agreements permit the board of directors to modify our operating agreement from time to time, without the consent of shareholders, in order to address certain changes in Treasury regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all shareholders. Moreover, we will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, deduction, loss and credit to shareholders in a manner that reflects such

48

shareholders' beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of applicable tax requirements. It is possible that the IRS will assert successfully that the conventions and assumptions used by us do not satisfy the technical requirements of the Code and/or Treasury regulations and could require that items of income, gain, deduction, loss or credit, including interest deductions, be adjusted, reallocated, or disallowed, in a manner that adversely affects shareholders.

We could incur a significant tax liability if the IRS successfully asserts that the "anti-stapling" rules apply to our investments in our non-U.S. and U.S. subsidiaries, which would adversely affect our business and result in decreased funds available for distribution to our shareholders.



If we were subject to the "anti-stapling" rules of Section 269B of the Code, we would incur a significant tax liability as a result of owning more than 50% of the value of both U.S. and non-U.S. corporate subsidiaries, whose equity interests constitute "stapled interests" that may only be transferred together. If the "anti-stapling" rules applied, our non-U.S. corporate subsidiaries that are treated as corporations for U.S. federal income tax purposes would be treated as U.S. corporations, which would cause those entities to be subject to U.S. federal corporate income tax on their worldwide income. Because we intend to separately manage and operate our non-U.S. and U.S. corporate subsidiaries and structure their business activities in a manner that would allow us to dispose of such subsidiaries separately, we do not expect that the "anti-stapling" rules will apply. However, there can be no assurance that the IRS would not successfully assert a contrary position, which would adversely affect our business and result in decreased funds available for distribution to our shareholders.

We cannot match transferors and transferees of our shares, and we have therefore adopted certain income tax accounting positions that may not conform with all aspects of applicable tax requirements. The IRS may challenge this treatment, which could adversely affect the value of our shares.

Because we cannot match transferors and transferees of our shares, we have adopted depreciation, amortization and other tax accounting positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our shareholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of our common shares and could have a negative impact on the value of our common shares or result in audits of and adjustments to our shareholders' tax returns. See "United States Federal Income Tax Considerations—Consequences to U.S. Holders—Allocation of Profits and Losses."

We may allocate items of income, gain, loss, and deduction using a monthly or other convention, whereby any such items we recognize in a given month are allocated to our shareholders as of a specified date of such month. As a result, if a shareholder transfers its common shares, it might be allocated income, gain, loss, and deduction realized by us after the date of the transfer. Similarly, if a shareholder acquires additional common shares, it might be allocated income, gain, loss, and deduction realized by us prior to its ownership of such common shares. Consequently, our shareholders may recognize income in excess of cash distributions received from us, and any income so included by a shareholder would increase the basis such shareholder has in it common shares and would offset any gain (or increase the amount of loss) realized by such shareholder on a subsequent disposition of its common shares.

The sale or exchange of 50% or more of our common shares within a 12-month period will result in our termination for U.S. federal income tax purposes.

We will be considered to have terminated as a partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our common shares within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all shareholders and could result in a deferral of depreciation and amortization deductions allowable in computing our taxable income.

estimate the amount, timing, nature or success of our future capital raising efforts. Thus, common shareholders bear the risk that our future incurrence or issuance of debt or issuance of equity or equity-related securities will adversely affect the market price of our common shares.

Our determination of how much leverage to use to finance our acquisitions may adversely affect our return on our assets and may reduce funds available for distribution.



We utilize leverage to finance many of our asset acquisitions, which entitles certain lenders to cash flows prior to retaining a return on our assets. While our Manager targets using only what we believe to be reasonable leverage, our strategy does not limit the amount of leverage we may incur with respect to any specific asset. The return we are able to earn on our assets and funds available for distribution to our shareholders may be significantly reduced due to changes in market conditions, which may cause the cost of our financing to increase relative to the income that can be derived from our assets.

While we currently intend to pay regular quarterly dividends to our shareholders, we may change our dividend policy at any time.

Although we currently intend to pay regular quarterly dividends to holders of our common shares, we may change our dividend policy at any time. The declaration and payment of dividends to holders of our common shares will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. We currently intend to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "Dividend Policy." Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements (including the Morgan Stanley Credit Agreement which contains a covenant restricting the payment of dividends to us) to which they are subject. In addition, pursuant to the Partnership Agreement, the General Partner will be entitled to receive incentive allocations before any amounts are distributed by the Company based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively. See "Our Manager and Management Agreement and Other Compensation Arrangements—Other Incentive Allocations."

Anti-takeover provisions in our operating agreement and Delaware law could delay or prevent a change in control.

Provisions in our operating agreement may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our shareholders. For example, our operating agreement will provide for a staggered board, will require advance notice for proposals by shareholders and nominations, will place limitations on convening shareholder meetings, and will authorize the issuance of preferred shares that could be issued by our board of directors to thwart a takeover attempt. In addition, certain provisions of Delaware law may delay or prevent a transaction that could cause a change in our control. The market price of our shares could be adversely affected to the extent that provisions of our operating agreement discourage potential takeover attempts that our shareholders may favor.

There are certain provisions in our operating agreement regarding exculpation and indemnification of our officers and directors that differ from the Delaware General Corporation Law (the "DGCL") in a manner that may be less protective of the interests of our shareholders.

Our operating agreement provides that to the fullest extent permitted by applicable law our directors or officers will not be liable to us. Under the DGCL, a director or officer would be liable to us for (i) breach of duty of loyalty to us or our shareholders, (ii) intentional misconduct or knowing violations of the law that are not done



CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization, as of December 31, 2014:

- on an actual basis;
- on a pro forma basis to give effect to the "Pro Forma Transactions" set forth in "Unaudited Pro Forma Combined Financial Information"; and
- on an as adjusted basis to give effect to (i) the funding of an aggregate of $251,392,682 in net equity capital that we will have received from existing limited partners of the Onshore Partnership and the Offshore Partnership prior to the offering since December 31, 2014 and (ii) the sale of 20,000,000 common shares by us in this offering, at an assumed initial public offering price of $20.00 per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2014 (in thousands)		
	Historical	Pro Forma	As Adjusted
Cash and cash equivalents	$ 22,125	$ 22,125	$ 595,451[1]
Debt:			
Loans payable [2]	243,759	243,759	243,759
Bonds payable [3]	346,521	346,521	346,521
Loan payable to non-controlling interest [4]	2,587	2,587	2,587
Members' equity/Shareholders' equity:			
Common shares, $0.01 par value per share; 2,000,000,000 shares authorized; 53,502,873 shares issued and outstanding, pro forma; 73,502,873 shares issued and outstanding, as adjusted	—	535	735
Additional paid-in-capital	—	613,683	1,236,282
Members' equity	614,218	—	—
Accumulated other comprehensive income	214	214	214
Non-controlling interest in equity of consolidated subsidiaries	99,065	99,065	99,065
Total members' equity/shareholders' equity	713,497	713,497	1,336,296
Total capitalization	$1,306,364	$1,306,364	$1,929,163

(1) Consists of (i) $201.9 million of net equity capital expected to be called from existing limited partners of the Onshore Partnership and the Offshore Partnership, (ii) offering proceeds of $371.4 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) $22.1 million of historical cash and cash equivalents as of December 31, 2014. Approximately $49.5 million of the $251.4 million in net equity capital received since December 31, 2014 has been invested or is expected to be invested in our operations and is not reflected in cash and cash equivalents. Such amounts are not included in the Company's calculation of FAD.

(2) Consists of (i) $61.1 million of outstanding indebtedness of our subsidiaries in connection with the acquisition of portfolio of shipping containers subject to finance leases; (ii) a $73.4 million term loan entered into in connection with the acquisition of an offshore construction vessel; and (iii) credit facilities entered into by the Company in connection with its acquisition of Jefferson Terminal and the operations of CMQR.

(3) Consists of (i) $48.5 million principal amount of tax exempt industrial bonds ("Series 2012 Bonds"), including unamortized premium, representing funds loaned to Jefferson Terminal, and (ii) $298 million principal amount of tax exempt industrial bonds ("Series 2010 Bonds") tendered by the bondholders and purchased by the Company and classified on its consolidated balance sheet as Tendered Bonds and Debt.

(4) Consists of approximately $2.6 million owed by one of our consolidated subsidiaries to the owner of the non-controlling interest in such consolidated subsidiary.

DIVIDEND POLICY



Since inception through March 31, 2015, we have made a total of fourteen regular quarterly distributions to our investors that have grown consistently over time. We currently intend to pay regular quarterly dividends and to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. Our dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject. For more information regarding our organizational structure following the consummation of this offering, see "Prospectus Summary—Our Organizational Structure." In addition, pursuant to the Partnership Agreement, the General Partner will be entitled to receive incentive allocations before any amounts are distributed by the Company based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively, subject to certain adjustments. See "Our Manager and Management Agreement and Other Compensation Arrangements—Other Incentive Allocations" for a description of the terms of such arrangements. As a public company, there can be no assurance that we will pay dividends in the future in amounts or on a basis consistent with prior dividends, if at all.

Liquidity and Capital Resources

Our principal uses of liquidity have been (i) acquisitions of transportation infrastructure and equipment, (ii) distributions to our partners, (iii) expenses associated with our operating activities, and (iv) debt service obligations associated with our investments (all dollar amounts are expressed in thousands).

- In 2014 and 2013, cash used for the purpose of making investments was $543,853 and $129,853, respectively.

- In 2014 and 2013, distributions to members were $75,999 and $39,631, respectively.

- Uses of liquidity associated with our operating expenses are captured on a net basis in our cash flows from operating activities. Uses of liquidity associated with our debt obligations are captured in our cash flows from financing activities.

Our principal sources of liquidity to fund these uses have been (i) revenues from our infrastructure and equipment assets (including finance lease collections and maintenance reserve collections) after operating expenses, (ii) borrowings, (iii) distributions received from unconsolidated investees, (iv) proceeds from the sale of assets, and (v) capital contributions from our members.

- During 2014 and 2013, cash flows from operating activities, plus the principal collections on finance leases and maintenance reserve collections were $(16,296) and $20,993, respectively.

- During 2014, additional borrowings of $179,569 were obtained in connection with the Jefferson Terminal Facility of $100 million, the FTAI Pride Credit Agreement of $75 million, and the CMQR Credit Agreement of $10.0 million and we made total principal repayments of $31,131. During 2013, additional borrowings of $24,774 were obtained in connection with a note payable to the non-controlling interest in one of our consolidated subsidiaries of $3,225 and a bank loan obtained in connection with our acquisition of an additional portfolio of shipping containers of $21,549 and we made total principal repayments of $7,377.

- During 2014 and 2013, we received $17,271 and $13,224 in cash distributions from our unconsolidated investees, respectively, of which $8,207 and $8,713 were included in cash flows from operating activities, respectively.

- During 2014 and 2013, proceeds from the sale of assets were $37,074 and $30,434, respectively.

- During 2014 and 2013, capital contributions from members were $490,747 and $94,819, respectively. As of December 31, 2014, we had a total of $402,194 of capital availability remaining under our partnership agreements (including $105,885 of prior distributions subject to recall pursuant to the terms of the Partnership Agreement). Prior to the consummation of this offering, we have received approximately $49,473 of net equity capital since December 31, 2014, and we expect to have caused our limited partners to contribute $201,920 of such remaining capital. Following the consummation of this offering, we will no longer be entitled to any capital contributions from our partners.

As of December 31, 2014, planned capital expenditures for the Company and its subsidiaries for the next 12 months totaled approximately $105 million, occurring primarily at the Jefferson Terminal segment. The Company expects to fund a portion of its share of the capital expenditures with approximately $49 million of net equity capital received from its limited partners since December 31, 2014 (exclusive of the $201.9 million in capital the Company has called in connection with this offering). The remaining amounts are expected to be funded by both borrowings and contributions from non-controlling interest holders.

In addition, the Company is currently evaluating over $1.5 billion of potential Infrastructure and Equipment Leasing transactions which could occur within the next 12 months. See "Summary—Recent Developments—Acquisition Pipeline." However, as of the date of this prospectus, none of the above-referenced pipeline transactions or negotiations are definitive and included within our planned liquidity needs of the Company.



Liquidity

Management views FAD as a useful metric for investors, analysts and management in evaluating the ability of our business to generate sufficient cash to support our decisions to make distributions to our investors pursuant to our stated dividend policy disclosed in this prospectus.

The GAAP measure most directly comparable to FAD is net cash (used in) provided by operating activities. FAD should not be considered as an alternative to cash from operating activities as determined in accordance with GAAP. FAD may have material limitations as the Company's overall liquidity measure because such measure excludes items that are required elements of our net cash (used in) provided by operating activities. In addition, FAD presented by other companies may not be comparable to our presentation, since each company may define this term differently.

FAD is defined as cash from operating activities plus (i) principal collections on finances leases, (ii) proceeds from the sale of assets, (iii) return of capital distributions from unconsolidated entities, less (i) payments on debt, and (ii) capital distributions to non-controlling interests, and excludes changes in working capital. FAD includes additional sources of cash flows available to make dividends. In addition, FAD is reduced by certain outflows of cash, including the repayment of debt and capital distributions to non-controlling interests as these amounts are used to support the Company's allocation and distribution decisions. However, FAD does not reflect changes in working capital balances as management believes that changes in working capital are primarily driven by short term timing differences which are not meaningful to the Company's distribution decisions. Additionally, FAD does not include equity capital called from existing limited partners, proceeds from this offering, proceeds from any debt issuance, historical cash and cash equivalents and expected investments in our operations.

	Year Ended December 31, 2014	Year Ended December 31, 2013
Cash from Operating Activities	$(31,551)	$11,913
Add: Principal Collections on Finance Leases	11,931	8,263
Add: Proceeds from the Sale of Assets	37,074	30,434
Add: Return of Capital Distributions from Unconsolidated Entities	9,064	4,511
Less: Payments on Debt	(31,131)	(7,377)
Less: Capital Distributions to Non-Controlling Interests	(565)	(321)
Exclude: Changes in Working Capital	50,440	7,229
Funds Available for Distribution (FAD)	**$ 45,262**	**$54,652**

Debt Obligations

The debt agreements to which our subsidiaries are a party include customary terms and conditions, including covenants and representations and warranties. These agreements restrict, among other things, the ability of our subsidiaries that are party to such agreements and their respective subsidiaries to incur indebtedness, create liens on property, make investments or distributions, or dispose of assets.

Under such debt agreements, certain events, including non-payment of principal or interest, bankruptcy or insolvency, or a breach of a covenant or a representation or warranty may constitute an event of default and trigger an acceleration of payments.



BUSINESS

Our Company

We own and acquire high quality infrastructure and equipment that is essential for the transportation of goods and people globally. We currently invest across four market sectors: aviation, energy, intermodal transport and rail. We target assets that, on a combined basis, generate strong and stable cash flows with the potential for earnings growth and asset appreciation. Our existing mix of assets provides significant cash flows as well as organic growth potential through identified projects. In addition, we believe that there are a large number of acquisition opportunities in our target sectors and that our Manager's expertise and business and financing relationships, together with our access to capital, will allow us to take advantage of these opportunities. We are externally managed by FIG LLC, an affiliate of Fortress, which has a dedicated team of professionals who collectively have acquired over $17 billion in transportation-related assets since 2002. As of December 31, 2014, we had total consolidated assets of $1,404.2 million and total equity capital of $713.5 million. We intend to pay regular quarterly dividends from funds available for distribution.

We believe that market developments around the world are generating significant opportunities for the acquisition of infrastructure and equipment essential to the transportation industry. Global trade growth has consistently outpaced global GDP growth over the last three decades and has fueled a large and growing demand for both cargo and passenger-related transportation infrastructure and equipment. At the same time, significant market dislocations are providing tremendous new investment opportunities. Traditional capital providers such as governments and European banks are not keeping pace with the need for long-term capital to support the industry, and we believe this shortage will continue for years to come. We believe that these factors will enable us to acquire attractive assets and continue to grow our business.

Our operations consist of two primary strategic business units—Infrastructure and Equipment Leasing. Our Infrastructure Business acquires long-life assets or operating businesses that provide mission-critical services or functions to transportation networks and typically have high barriers to entry, strong margins, stable cash flows and upside from earnings growth and asset appreciation driven by increased use and inflation. Our Equipment Leasing Business acquires assets that are designed to carry cargo or people or provide functionality to transportation infrastructure. Transportation equipment is typically long-lived, moveable and leased by us to companies that provide transportation services on either operating leases or finance leases. Our leases generally provide for long-term contractual cash flow with high cash-on-cash yields and may include structural protections to mitigate credit risk. We believe that our existing asset base provides stable cash flow generation with over half of our revenue contracted and the remainder coming from markets with stable or growing demand outlook. We currently expect to generate approximately $140 million in contracted cash flow in 2015 from our existing assets.

Our goal is to increase our earnings, cash flows and distributions by acquiring a diverse mix of transportation infrastructure and equipment that combine to deliver significant cash flow and upside potential. We target sectors that we believe enjoy strong long-term growth potential and proactively seek investment opportunities within those sectors that we believe have the best risk-adjusted return. We take an opportunistic approach—targeting assets that are distressed or undervalued, or where we believe we can add value through active management, without heavy reliance on the use of financial leverage to generate returns. We also seek to develop incremental opportunities to deploy capital through follow-on investments in our existing assets in order to grow our earnings and create value. As of December 31, 2014, our leverage on a weighted basis across our existing portfolio is approximately 24% of our total capital. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.



The charts below illustrate our existing assets, and our equity deployed in acquiring these assets separated by reporting segment as of December 31, 2014.



Percentage of Total Assets by Reportable Segment
(As of December 31, 2014)

2.2%
22.2%
51.8% —
15.3%
8.4%

Jefferson Terminal   Railroad
Aviation Leasing   Offshore Energy   Shipping Containers

Percentage of Total Equity Capital by Reportable Segment
(As of December 31, 2014)

1.6%
36.6%
35.4% —
7.9%
18.5%

Jefferson Terminal   Railroad
Aviation Leasing   Offshore Energy   Shipping Containers

Note:

- Excludes $13.9 million of assets and $6.5 million of equity reflected in our corporate operating segment.
- Jefferson Terminal and Railroad are included in our Infrastructure Business and Aviation Leasing, Offshore Energy and Shipping Containers are included in our Equipment Leasing Business.

Dividends

We view FTAI as a total return investment comprised of current yield and consistent dividend growth. We currently intend to pay regular quarterly dividends and to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See "Dividend Policy." For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly distributions to our investors that have grown consistently over time. We currently target an annual growth rate of at least 10% for our regular dividends. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject.



segment, further adding to the stability of our business. We target IRRs of 15% to 25% with the use of what we believe to be reasonable leverage. From our inception in June 2011 to December 31, 2014, the IRR for our assets (calculated before overhead expenses and before any management fee or incentive allocation) was 18%.

We take a proactive investment approach – identifying key secular trends as they emerge within our target sectors and then pursuing what we believe are the most compelling opportunities within those sectors. We look for unique investments, including assets that are distressed or undervalued, or where we believe that we can add value through active management. We consider investments across the size spectrum, including smaller opportunities often overlooked by other investors, particularly where we believe we may be able to grow the investment over time. We believe one of our strengths is our ability to create attractive follow-on investment opportunities and deploy incremental capital within our existing portfolio. We have several such opportunities currently identified, including significant potential for future investment at our Jefferson Terminal, as discussed below.

Within each sector, we consider investments in operating infrastructure as well as in equipment that we lease to operators. Within the rail sector, for example, we target rail lines and rail terminals (which we classify as infrastructure) as well as railcars (which on a stand-alone basis we classify as leasing equipment). We believe that as owners of both infrastructure and equipment assets, we have access to more opportunities and can be a more attractive counterparty to the users of our assets. Our Manager has significant prior experience in all of our target sectors, as well as a network of industry relationships, that we believe positions us well to make successful acquisitions and to actively manage and improve operations and cash flow of our existing and newly-acquired assets. These relationships include senior executives at lessors and operators, end users of transportation and infrastructure assets, as well as banks, lenders and other asset owners.

Currently, our Equipment Leasing Business accounts for approximately 63% of our book equity. Longer-term, we expect that approximately half of our equity capital will be deployed in Equipment Leasing assets, and approximately half will be deployed in Infrastructure assets. We have a robust current pipeline of potential acquisition opportunities representing approximately $1.5 billion in equity capital. Of this current pipeline, approximately 30% of potential opportunities are Aviation-related, including aircraft, engines and airports; approximately 25% are Offshore Energy-related, including energy service companies; and the remainder includes opportunities for intermodal, rail and port-related investments. As of the date of this prospectus, we have not reached a binding agreement regarding any of these potential acquisition opportunities. Each opportunity is subject to, among other things, due diligence, further negotiations and entry into definitive documentation, and our ability to consummate any of these potential opportunities is subject to a number of additional factors and conditions.

Our Strengths

Strong Contracted Cash Flows Plus Growth Potential—We target a diverse mix of transportation infrastructure and equipment that delivers, on a combined basis, significant and predictable current cash flows plus the potential for earnings growth and asset appreciation. Our current portfolio includes assets in the aviation, energy, intermodal transport and rail sectors. Substantially all of our equipment assets are subject to ongoing leases providing stable operating cash flows equal to a significant percentage of the purchase price of our assets. Our holdings also include value-add infrastructure projects where we expect to be able to generate strong earnings and cash flow growth through development and asset repositioning. We expect our future investments to continue to deliver a mix of current cash flow and growth potential.

Opportunistic Investment Approach—We take an opportunistic approach to buying and managing assets—targeting assets that are distressed or undervalued, or where we believe we can add value through active management. We also try to develop incremental opportunities to deploy significant amounts of capital through follow-on investments in our existing assets in order to driver cash flow and growth. In these ways, we seek to deliver attractive returns on our portfolio without heavy reliance on financial leverage. As of December 31, 2014, our leverage on a weighted basis across our existing portfolio is approximately 24% of our total capital. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of our total capital.

116

Experienced Investment Team—Our Manager is an affiliate of Fortress, a leading, diversified global investment firm with approximately $67.5 billion under management as of December 31, 2014. Founded in 1998, Fortress manages assets on behalf of over 1,500 institutional clients and private investors worldwide across a range of private equity, credit, liquid hedge funds and traditional asset management strategies. Over the last ten years, Fortress has been one of the industry's most active investors in transportation-related infrastructure and equipment globally. The Fortress team of investment professionals, currently led by Joseph Adams, has over fifty years of combined experience in acquiring, managing and marketing transportation and infrastructure assets. The team has been working directly together for over ten years and has collectively invested almost $3 billion in equity capital and purchased over $17 billion in transportation and infrastructure assets since 2002. Some of our Manager's prior transactions include the creation of Aircastle Ltd., one of the world's leading aircraft lessors; SeaCube Container Leasing Ltd., one of the world's largest container lessors; RailAmerica Inc., a leading short-line rail operator; and Global Signal Inc., an owner operator and lessor of towers and other communication structures for wireless communications. Aircastle Ltd., SeaCube Container Leasing Ltd., RailAmerica Inc. and Global Signal Inc. generated total returns (and IRRs) of 40% (5%), 153% (48%), 83% (23%) and 229% (61%), respectively, for public investors that purchased shares in the IPO and retained those shares until sale or in the case of Aircastle Ltd continue to own.

Extensive Relationships with Experienced Operators—Through our Manager, we have numerous relationships with operators across the transportation industry. We typically seek to partner and often co-invest with experienced operators and owners when making acquisitions, and our existing relationships enable us not only to source opportunities, but also to maximize the value of each asset post-closing. Our strategy is to actively manage our investments to improve operations, grow cash flows and develop incremental investment opportunities.

We Plan to Pay and Grow Our Dividends—We view FTAI as a total return investment comprised of current yield and consistent dividend growth. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly distributions to our investors that have grown consistently over time. We intend to continue paying regular quarterly dividends to our shareholders from funds available for distribution, and we currently target an annual growth rate of at least 10% for our regular dividends. We currently intend to maintain a payout ratio of between 50-60% of cash flows available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. Our ability to pay dividends will also be subject to certain risks and limitations. As a public company, there can be no assurance that we will pay dividends in the future in amounts or on a basis consistent with prior distributions to our investors, if at all. See "Dividend Policy."



Existing Portfolio

We focus on assets that generate contracted cash flow and also have potential upside from growth in earnings and asset appreciation. We target primarily equity ownership of assets or entities that own assets. Our existing assets are made up of both operating companies that own transportation-related infrastructure such as our rail assets as well as transportation equipment that we lease out. Our average investment size (equity capital) as of December 31, 2014 was approximately $16 million.

Our transportation-related infrastructure operating companies are stand-alone companies that either directly own or operate their assets or operate them through a long-term concession or lease arrangement. Our customers pay for the use of the asset typically based on the volume of use or committed availability. We generally have multiple customers and negotiate rates and usage of the assets based on the demand by our customers and the availability of the asset at the time. We typically pay for the operating expenses of the asset and as such retain the risks and opportunities of performance.

For our equipment, we lease our assets to our customers on either operating or direct finance leases. Our operating leases are typically triple net leases, whereby the lessee pays rent as well as taxes, insurance and maintenance expenses that arise from the use of the leased equipment, with fixed per diems. Under operating leases, we bear the re-leasing and residual value risks. Under a direct finance lease, the customer commits to a



FTAI (FORTRESS) | RR Donnelley ProFile | ACXFBU-MWE-XN03 11.6.18 WRsraasOdc | 12-May-2015 03:41 EST | **616610 TX 123** 53*

FORM S-1 | | NYM | 04-May-2015 06:51 EST   COMP | PS   PMT   1C

Once attractive opportunities are identified, our Manager performs detailed due diligence on each of our potential acquisitions. Due diligence on each of our assets always includes a comprehensive review of the asset itself as well as the industry and market dynamics, competitive positioning, and financial and operational performance. Where appropriate, our Manager conducts physical inspections, a review of the credit quality of each of our counterparties, the regulatory environment, and a review of all material documentation. In some cases, third-party specialists are hired to physically inspect and/or value the target assets.

We and our Manager also spend a significant amount of time on structuring our acquisitions to minimize risks while also optimizing expected returns. We plan to employ what we believe to be reasonable amounts of leverage in connection with our acquisitions. In determining the amount of leverage for each acquisition, we consider a number of characteristics, including, but not limited to, the existing cash flow, the length of the lease or contract term, and the specific counterparty. While leverage on any individual asset may vary, we target overall leverage for our assets on a consolidated basis of no greater than 50% of total capital.

Additional Acquisition Opportunities

In addition to our current investment portfolio, we have been and continue to be active in evaluating and pursuing various attractive acquisition opportunities. We are currently evaluating over $1.5 billion (measured by equity capital) of potential Infrastructure and Equipment Leasing acquisitions. Of this current pipeline, approximately 30% of potential opportunities are Aviation-related, including aircraft, engines and airports; approximately 25% are Offshore Energy-related, including energy service companies; and the remainder includes opportunities for intermodal, rail and port-related investments. These opportunities are in varying stages of development from preliminary diligence, to submission of a nonbinding offer, and through delivery of a non-binding letter of intent and negotiation of key terms, in a variety of different sectors, including both the sectors in which we have historically been active (aviation, energy, intermodal and rail), as well as other transportation or infrastructure-related assets, including but not limited to airports and seaports. However, as of the date of this prospectus, we have not reached a binding agreement regarding any of these potential acquisition opportunities. Each opportunity is subject to, among other things, due diligence, further negotiations and entry into definitive documentation, and our ability to consummate any of these potential opportunities is subject to a number of additional factors and conditions. See "Prospectus Summary—Recent Developments." There can be no assurance that we will be successful in acquiring any such assets.

Asset Management

Our Manager actively manages and monitors our portfolios of assets on an ongoing basis, and in some cases engages third parties to assist with the management of those assets. Invoices from each of our customers are typically issued and collected on a monthly basis. Our Manager frequently reviews the status of all of our assets, and in the case that any are returning from lease or undergoing repair, outlines our options, which may include the re-lease or sale of that asset. In the case of operating infrastructure, our Manager plays a central role in developing and executing operational, finance and business development strategies. On a periodic basis, our Manager discusses the status of our acquired assets with our board of directors.

In some situations, we may acquire assets through a joint venture entity or own a minority position in an investment entity. In such circumstances, we will seek to protect our interests through appropriate levels of board representation, minority protections and other structural enhancements.

We and our Manager maintain relationships with operators worldwide and, through these relationships, hold direct conversations as to leasing needs and opportunities. Where helpful, we reach out to third parties who assist in leasing our assets. As an example, we often partner with MRO facilities in the aviation sector to lease these engines and support airlines' fleet management needs.

income for each taxable year consists of "qualifying income" and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income generally includes dividends, interest, capital gains from the sale or other disposition of stock and securities and other forms of investment income. FTAI currently expects that a substantial portion of its income will constitute either "Subpart F" income (defined below) derived from CFCs or QEF Inclusions (each as defined below). While we believe that such income constitutes qualifying income, no assurance can be given that the IRS will agree with such position. FTAI also expects that its return from investments will also include interest, dividends, capital gains and other types of qualifying income sufficient, in the aggregate, to satisfy the Qualifying Income Exception, although we cannot assure that this will in fact be the case.

While it is treated as a publicly traded partnership, FTAI intends to manage its investments so that it will satisfy the Qualifying Income Exception. There can be no assurance, however, that FTAI will do so or that the IRS would not challenge its compliance with the Qualifying Income Exception and, therefore, assert that FTAI should be taxable as a corporation for U.S. federal income tax purposes.

If FTAI fails to satisfy the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure as discussed below) or if FTAI elects to be treated as a corporation based upon a determination by its board of directors, FTAI will be treated as if it had transferred all of its assets, subject to its liabilities, to a newly formed corporation, on the first day of the year in which it failed to satisfy the Qualifying Income Exception (or the date on which the election to be treated as a corporation was effective), in return for stock of such corporation, and then distributed such stock to its shareholders in liquidation of their interests in FTAI. This contribution and liquidation should be tax-free to our shareholders (except for a Non-U.S. Holder if we own an interest in U.S. real property or an interest in a USRPHC as discussed below in "Taxation of Non-U.S. Persons") so long as we do not have liabilities in excess of our tax basis in our assets.

If, for any reason (including our failure to meet the Qualifying Income Exception or a determination by our board of directors to elect to be treated as a corporation), FTAI were treated as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we would be subject to U.S. federal income tax on our taxable worldwide income at regular corporate income tax rates, without deduction for any distributions to shareholders, thereby materially reducing the amount of any funds available for distribution to shareholders. In addition, if FTAI were treated as a corporation for U.S. federal income tax purposes, distributions made to shareholders would be treated as taxable dividend income to the extent of FTAI's current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a return of capital to the extent of a shareholder's adjusted tax basis in its common shares (determined separately with respect to each share), which would not be subject to tax. Thereafter, to the extent such distribution were to exceed a shareholder's adjusted tax basis in its common shares, the distribution would be treated as gain from the sale or exchange of such common shares.



If at the end of any year FTAI fails to meet the Qualifying Income Exception, FTAI may still qualify as a partnership for U.S. federal income tax purposes if it is entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure to meet the Qualifying Income Exception is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent, and (iii) FTAI and each of our shareholders (during the failure period) agree to make such adjustments or to pay such amounts as are required by the IRS. Under FTAI's operating agreement, each of our shareholders is obligated to make such adjustments or to pay such amounts as are required by the IRS to maintain FTAI's status as a partnership for U.S. federal income tax purposes. It is not possible to determine at this time whether FTAI would be entitled to this relief in any or all circumstances. It also is not clear under the Code whether this relief is available for FTAI's first taxable year as a publicly traded partnership. If this relief provision is inapplicable to a particular set of circumstances involving FTAI, FTAI will not qualify as a partnership for U.S. federal income tax purposes. Even if this relief provision applies and FTAI retains its partnership status, FTAI or our shareholders (during the failure period) will be required to pay such amounts as are determined by the IRS.



| FTAI (FORTRESS) | RR Donnelley ProFile | RRWIN-XENP138 11.6.18 | SWRkamty0dc | 12-May-2015 03:47 EST | | 616610 II 3 | 29* |
| FORM S-1 | START PAGE | | NYM | 04-May-2015 06:51 EST COMP | | PS PMT | 1C |

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 12, 2015.

> Fortress Transportation and
> Infrastructure Investors LLC
>
> By: /s/ Joseph Adams
> _____
> Name: Joseph Adams
> Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title	Date
/s/ Joseph Adams Joseph Adams	Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2015
/s/ Jonathan G. Atkeson Jonathan G. Atkeson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 12, 2015
* Wesley R. Edens	Director	May 12, 2015
* Paul R. Goodwin	Director	May 12, 2015
* Ray M. Robinson	Director	May 12, 2015
* Martin Tuchman	Director	May 12, 2015

*By /s/ Cameron D. MacDougall
_____
Cameron D. MacDougall Attorney-in-fact



FTAI (FORTRESS) RR Donnelley ProFile ACXFBU-MWE-XN 11.6.18 SWRsraas0dc 12-May-2015 03:39 EST 616610 II 4 44*
FORM S-1 START PAGE NYM 04-May-2015 06:51 EST COMP PS PMT 1C

INDEX TO EXHIBITS

Exhibit No.	Description
*1.1	Form of Underwriting Agreement
*3.1	Certificate of Formation
*3.2	Amended and Restated Limited Liability Company Agreement of Fortress Transportation and Infrastructure Investors LLC
*5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
*8.1	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP
*10.1	Fourth Amended and Restated Partnership Agreement of Fortress Worldwide Transportation and Infrastructure General Partnership
*†10.2	Management and Advisory Agreement, dated as of , 2015, between Fortress Transportation and Infrastructure Investors LLC and FIG LLC
*†10.3	Fortress Transportation and Infrastructure Investors LLC Nonqualified Stock Option and Incentive Award Plan
*10.4	Registration Rights Agreement, dated as of , 2015, among Fortress Transportation and Infrastructure Investors LLC, FIG LLC and Fortress Transportation and Infrastructure Master GP LLC
*10.5	Form of director and officer indemnification agreement of Fortress Transportation and Infrastructure Investors LLC
*10.6	Credit Agreement, dated as of August 27, 2014, among Morgan Stanley Senior Funding, Inc., as administrative agent, Jefferson Gulf Coast Energy Partners LLC and the other lenders party thereto
*21.1	Subsidiaries of the Registrant
*23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1 and Exhibit 8.1)
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of PricewaterhouseCoopers LLP
*23.4	Consent of Harrison Consulting
*23.5	Consent of Wesley R. Edens
*23.6	Consent of Paul R. Goodwin
*23.7	Consent of Ray M. Robinson
*23.8	Consent of Martin Tuchman
23.9	Consent of UHY LLP
23.10	Consent of Baker Newman & Noyes, LLC
*24.1	Powers of Attorney

* Previously filed.
† Management contracts and compensatory plans or arrangements.